EXHIBIT 23.2

We consent to the incorporation by reference in this registration statement on Form F-3 of our report dated February 27, 2018, relating to the financial statements of Myah Bahr Honaine S.p.a. for the years ended December 31, 2017 and 2016 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that the accompanying statements of income, comprehensive income, changes in equity and cash flows of Myah Bahr Honaine S.p.a. for the year ended December 31, 2015, were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them) appearing in the Annual Report on Form 20-F of Atlantica Yield plc for the year ended December 31, 2017, and to the reference to us under the heading “Experts” in the prospectus which forms part of this Registration Statement.

/s/ Deloitte Algerie S.á.r.l.

Algiers, Algeria

August 6, 2018

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